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                                                                  EXHIBIT (a)(9)

                                 PRESS RELEASE

ACCOR ANNOUNCES TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD ON TENDER OFFER FOR ALL OF THE OUTSTANDING SHARES OF RED ROOF INNS, INC.

NEW YORK,--(BUSINESS WIRE)--Aug. 3, 1999--Accor S.A. announced today that early termination of the waiting period under the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to Accor's tender offer for the common stock of Red Roof Inns, Inc. (NYSE:RRI) was granted on July 30, 1999.

As previously announced, Accor and Red Roof Inns signed a merger agreement on July 10, 1999, pursuant to which on July 16, 1999, Accor commenced a tender offer to purchase all of the outstanding shares of common stock of Red Roof Inns for $22.75 per share, net to the seller in cash (subject to the applicable withholding of taxes). The principal stockholders, The Morgan Stanley Real Estate Fund and related entities have already tendered to Accor their 18.4 million shares of Red Roof Inns, representing approximately 68.3% of the outstanding shares of Red Roof Inns. The tender offer is scheduled to expire at midnight, New York City time, on Thursday, August 12, 1999, unless extended, and is subject to a number of conditions.

Red Roof Inns enjoys high customer awareness and an outstanding brand image in the economy lodging market with a network of 322 hotels (37,005 rooms, of which 29,907 are owned and the remainder franchised) primarily located in the Midwest, the East and in the South.

Through Motel 6, Accor is already a leader in the U.S. budget and economy lodging sector. In the United States, Accor also operates through its upscale Novotel chain and growing luxury Sofitel chain, in business travel through its 50% interest in Carlson Wagonlit Travel and in corporate services through Child Care.

Accor, a leader worldwide in travel, tourism and business services, is active in 140 countries with 130,000 associates, through its four major complimentary activities: hotels (3,084 hotels with 340,782 rooms after the addition of Red Roof Inns); travel agencies through Carlson Wagonlit Travel; car rental with Europcar and corporate services with Accor Corporate Services.

Contact: Accor S.A.

Eliane Rouyer, + 33 1 45 38 86 26